DIAMOND INFORMATION INSTITUTE INC.

2300 W. Sahara Ave, Suite 800

Las Vegas, NV 89102

Phone (702) 666-8570

November-8-10

Securities and Exchange commission

Washington, DC 20549

Re: Diamond Information Institute, Inc.

Form 10K for Fiscal Year Ended December 31, 2009

Filed April 15, 2010

File No. 333-149978

Attn:

Andrew Mew

Accounting Branch Chief

Dear Sir;

In responding to your letter of October 26, 2010 we would like to clarify for you some of the events mentioned in the letter.

Form 10-k for Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, Page F-1

1.

We are in the process of amending the Form 10-K to include the audit opinion issued by MSPC.

Financial Statements, Page F-2 Note 1. – Nature of Operations and Business Continuity, Page F-6.

2.

We presented the operations as discontinued operations for Diamond because Bergio purchased the majority of the shares of Diamond with a share transaction which left Bergio owning the majority of the shares of Diamond. They paid the Diamond Shareholders with 2,585,175 shares of Bergio which in turn gave the shareholders of Diamond 60% ownership of Bergio and Diamond became a wholly owned subsidiary of Bergio. Then the Jewellery Assets of Diamond were transferred to Bergio. This is why we showed the Jewellery Assets of Diamond as discontinued operations in Diamond because they were now current operations in Bergio. Diamond at the time did not and still does not have DTC eligibility and therefore makes it extremely hard for the shareholders of Diamond to get a Broker Dealer to clear and sell their shares thus hampering their liquidity and ability to move their shares of Diamond.

Note 9 Subsequent Events, Page F-11

3.

In doing our research so we could reply to these questions we noted that Bergio made an offer for 100% of the shares of Diamond in exchange for the 2,585,175 shares of Bergio Stock. But there was less than 1% who did not turn in their Diamond Stock in exchange for Bergio Stock. So to be accurate when we amend the form 10-K we will be disclosing that Bergio sold 99.8% of the stock of Diamond in this transaction. The net asset of the company at the time had been transferred to Bergio except for some technology purchase agreements which had not yet been closed on. Bergio sold 99.8% of the stock of Diamond because the previous shareholders of Diamond had exchanged 99.8% of the Stock of Diamond for 2,585,175 shares of Bergio (60% of the Bergio Stock).

Exhibit 31

4.

Being done.

Form 10Q for the quarterly period ended June 30, 2010

General

5.

Working on the amendment and;

a)

We will be disclosing in a footnote that the Form 10-Q is not reviewed and therefore is deficient;

b)

We are labelling the columns of the financial statements as “not reviewed” and

c)

We are actively looking for a new auditor who will have the time to get our work filed correctly and on time. We anticipate having a new auditor and having it done by December 15.

Diamond Information Institute, Inc. and it’s officers acknowledge that:

1)

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2)

Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and

3)

The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States

/s/ DANIEL McCORMICK

_______________________________________

DANIEL McCORMICK,  PRESIDENT